SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September10, 2007, entitled "EMPEROR MINES LIMITED ANNOUNCES CHANGE TO PROPERTY PORTFOLIO."

99.2   Release dated September 10, 2007, entitled " ERROR IN DIVIDEND INFORMATION PROVIDED IN THE RAPPORT NEWSPAPER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 10, 2007   By: /s/ Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

EMPEROR MINES LIMITED ANNOUNCES CHANGE TO PROPERTY PORTFOLIO

Emperor Mines Limited ("Emperor"), a 78.72% indirect subsidiary of DRDGOLD listed on the ASX Limited, today reports that, as part of the ongoing implementation of its new strategy outlined by Chief Executive Brad Gordon at Emperor's shareholders' meeting on 30 July 2007, it intends to divest the Tolukuma Gold Mine ("Tolukuma") situated in Papua New Guinea.

Tolukuma was acquired by Emperor from DRDGOLD in April 2006, together with a 20% stake in the Porgera gold mine.

Following a review of its property portfolio, Emperor has determined that Tolukuma does not fit with its newly developed future plans. Accordingly, Emperor has initiated a divestment process for the mine and a portfolio of associated exploration tenements.

Gryphon Partners is advising Emperor on the sale process.

Currently Emperor's assets comprise the 100% interest in Tolukuma, an earn-in interest in the Tujuh Bukit gold / copper project in Indonesia and cash resources of approximately $70 million.

Emperor Chief Executive, Brad Gordon, stated that he believes that the sale of Tolukuma will free up management and other resources to concentrate on implementing the growth strategy outlined in July.

"Emperor has made good progress in upgrading outdated mining and processing infrastructure at Tolukuma that is essential to increasing mine output," Mr Gordon said.

"Important reforms have also been made to operating and mining practices on-site, with particular attention given to the creation of safer, more productive working conditions, cleaner operation and far more efficient logistics processes.

"Senior staff from the mine, together with officers from our corporate office in Brisbane, have also made good progress in redeveloping positive relationships with mining lease landowners and representatives from downstream communities, allowing long-standing issues to be discussed and resolved.

"These assets deliver a package of operational and prospective properties to the market that rarely becomes available, and represent good value in the current market," Mr Gordon said.

For further information please contact:

Brad Gordon
CEO
Emperor Mines Limited
07 3007 8000
bgordon@emperor.com.au

Rob Greenslade
Gryphon Partners
08 8418 8525
rg@gryphonpartners.com.au

Randburg
10 September 2007

Sponsor
BDO QuestCo (Pty) Limited

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

Error in dividend information provided in the Rapport newspaper

The company wishes to advise that there was an error in the "Sake Rapport" section of the Rapport newspaper which was published on Sunday 9 September 2007. The error is contained on page 2 in the table provided by Platinum Portfolios (Pty) Limited entitled "Die week se winssyfers en dividende" which incorrectly stated that DRDGOLD had declared a dividend of R3.50 per share. The company has not declared a dividend.

Randburg
10 September 2007

Sponsor
BDO QuestCo (Pty) Limited